SilverCrest Announces Babi Sur Vein Results,

Expanding High-Grade with Improved Continuity (True Widths):

  2.5 Metres at 6,931 gpt AgEq
  7.8 Metres at 877 gpt AgEq
  2.8 Metres at 2,109 gpt AgEq

TSX: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC - January 20, 2020 - SilverCrest Metals Inc. ("SilverCrest" or the "Company") is pleased to announce additional in-fill and expansion drill results from the Babi Sur Vein ("Babi Sur", or the "Vein") of the Las Chispas Project ("Las Chispas") located in the state of Sonora, Mexico. In-fill and expansion drilling has increased the Company's confidence of wider and higher-grade continuity of mineralization for the Babi Sur Vein. Expansion drilling has also increased the high-grade mineralized footprint of the Vein (please see attached Figures). The 71 drill holes released today (85% in-fill for resource conversion and 15% expansion) are in addition to the 33 drill holes previously announced on August 28, 2019. Since the release of the March 2019 Resource Estimate, an additional 104 drill holes have been completed in the Babi Sur Vein. The Vein has a total of 140 drill holes which will be used in an updated resource and initial reserve estimate as part of the ongoing Feasibility Study to be released in late H1, 2020.

The current resource estimate for the Babi Sur Vein is inferred resources only with ongoing in-fill drilling for conversion to measured and indicated resources. The Vein has a modelled average vein width (true) of 0.95 metres and cut diluted grade of 4.10 grams per tonne ("gpt") gold (or "Au") and 268.1 gpt silver (or "Ag"), or 575 gpt silver equivalent ("AgEq", based on assumptions defined in table below). The Babi Sur drill holes within the revised high grade footprint announced in this release have a weighted average estimated true width of 1.7 metres grading 9.82 gpt Au and 382.5 gpt Ag, or 1,119 gpt AgEq (uncut undiluted), with hole intercepts distributed along the same estimated mineralized length as presented in the Technical Report and Preliminary Economic Assessment for the Las Chispas Property, Sonora, Mexico effective May 15, 2019 and as amended on July 19, 2019. These new drill results, combined with previously released results in August 2019, suggests that the vein's true width is wider than previously estimated from 0.95 metres up to 1.4 to 1.7 metres, with an average grade above 750 gpt AgEq. In-fill drilling has also connected several discrete zones previously delineated, establishing better vein continuity, which should reduce underground development costs to access and mine the Vein. While drilling the Babi Sur Vein, the Babi Sur HW Vein was intercepted along with multiple other previously unknown vein intercepts, with these results presented in the tables below.

N. Eric Fier, CPG, P.Eng, and CEO, remarked, "While overshadowed by the higher-grade Babicanora Main, Footwall, and Norte veins, the Babi Sur Vein is the fourth highest-grade vein of the 10 veins with estimated resources at Las Chispas. The results to date suggest a wider and higher-grade vein than estimated in the previous resource. Included in this news release is hole BAS19-138 with 2.5 metres of 6,931 gpt AgEq, ranking it in the top 10% of the best drill holes to date on the project. Hole BAS19-138, along with other intercepts, confirms higher grades and improved widths for the Vein. Babi Sur remains open along strike and to depth for potential expansion. This high-grade vein is in proximity to the Babicanora Vein (300 metres), requiring minimal underground development to access. After the completion of an updated resource estimate and Feasibility Study, Babi Sur drilling will continue in 2020 to potentially expand this priority vein. Several hundred additional drill holes for other high-grade veins are pending final compilation and release in Q1, 2020. The number of drills on site has increased to 19, with 17 on surface and 2 underground."

The most significant results for this release are hole BAS19-138, at 2.5 metres (est. true width) grading 90.98 gpt Au and 108.2 gpt Ag, or 6,931 gpt AgEq and hole BAS19-119, which intersected 7.8 metres grading 10.53 gpt Au and 78.6 gpt Ag, or 877 gpt AgEq. Also, noteworthy is hole BAS19-99 at 2.8 metres grading 12.91 gpt Au and 1,141 gpt Ag, or 2,109 gpt AgEq. The following table summarizes the most significant drill intercepts (uncut, undiluted) for this release;

Babi Sur Vein, Babicanora Area:

Hole #	From (m)	To (m)	Drilled Width (m)	Est. True Width (m)	Au gpt	Ag gpt	AgEq* gpt
BAS-19-68	311.4	312.5	1.1	0.8	1.14	84.8	170
BAS-19-69	345.6	346.6	1.0	0.8	4.30	220.0	543
BAS-19-78	299.5	300.7	1.2	0.9	21.80	2,930.0	4,565
BAS-19-79	257.8	259.8	2.0	1.6	1.13	94.9	180
BAS-19-81	268.5	271.4	2.9	2.3	3.46	319.6	579
includes	268.5	269.0	0.5	0.4	12.05	1,050.0	1,954
BAS-19-83	315.2	316.0	0.8	0.6	13.10	1,475.0	2,458
BAS-19-84	148.8	150.1	1.3	1.0	5.45	280.8	690
BAS-19-86	229.9	231.8	1.9	1.5	0.88	122.9	189
BAS-19-87	179.3	180.8	1.5	1.2	3.11	255.7	489
BAS-19-88	269.2	270.0	0.8	0.6	2.60	178.0	373
BAS-19-89	166.4	173.3	6.9	5.5	2.36	176.5	354
includes	167.0	167.7	0.6	0.5	13.65	820.0	1,844
BAS-19-90	297.9	302.8	4.9	3.9	2.07	261.8	417
BAS-19-91	198.6	202.9	4.3	3.4	1.70	278.1	406
includes	198.6	199.4	0.7	0.6	7.63	785.0	1,357
BAS-19-92	289.4	290.4	1.0	0.8	2.55	191.0	382
BAS-19-93	151.7	152.2	0.5	0.4	16.05	307.0	1,511
BAS-19-94	273.9	276.2	2.3	1.8	8.04	599.9	1,203
includes	273.9	274.7	0.8	0.6	20.80	1,615.0	3,175
BAS-19-95A	199.6	200.6	1.0	0.8	5.20	600.5	990
includes	199.6	200.1	0.5	0.4	10.25	1,050.0	1,819
BAS-19-96	209.0	209.5	0.5	0.4	1.34	92.0	193
BAS-19-99	218.6	222.1	3.5	2.8	12.91	1,141.1	2,109
includes	219.1	220.1	1.0	0.8	39.80	3,280.0	6,265
BAS-19-100	242.2	242.9	0.6	0.5	6.23	681.0	1,148
BAS-19-101	151.1	156.6	5.5	4.4	5.70	476.7	904
includes	152.1	153.2	1.1	0.9	23.84	1,308.8	3,097
BAS-19-103	262.9	263.6	0.6	0.5	6.92	598.0	1,117
BAS-19-104	251.0	251.5	0.5	0.4	4.49	339.0	676
BAS-19-105	251.6	253.9	2.3	1.8	18.04	1,946.6	3,299
includes	252.3	253.0	0.7	0.5	54.70	4,890.0	8,993
BAS-19-107	193.3	193.8	0.5	0.4	8.18	652.0	1,266
BAS-19-108	246.5	247.5	1.0	0.8	2.09	143.5	300
BAS-19-113	118.1	118.9	0.8	0.6	1.75	65.0	196
BAS-19-114A	301.5	302.8	1.2	0.9	0.94	91.0	162
BAS-19-117	105.6	106.2	0.6	0.5	13.00	280.0	1,255
BAS-19-119	112.0	121.8	9.8	7.8	10.53	78.6	877
includes	112.0	112.7	0.6	0.5	37.60	540.0	3,360
includes	121.2	121.8	0.6	0.4	119.00	594.0	9,519
	125.3	126.0	0.7	0.6	5.93	156.0	600
BAS-19-121	176.8	179.2	2.3	1.8	3.60	271.7	542
includes	178.0	178.6	0.6	0.4	9.79	482.0	1,216
BAS-19-124	287.6	288.8	1.1	0.9	1.23	204.0	296
BAS-19-125	130.4	131.6	1.2	0.9	4.80	72.5	432
BAS-19-127	305.1	305.7	0.5	0.4	4.93	375.0	745
includes	209.5	210.1	0.5	0.4	20.40	539.0	2,069
BAS-19-128	208.4	211.4	2.9	2.3	6.34	307.7	783
BAS-19-131	284.5	285.5	0.9	0.7	11.25	32.0	876
BAS-19-137	122.5	125.6	3.0	2.4	15.58	103.6	1,272
includes	122.5	123.4	0.9	0.7	48.90	30.0	3,698
BAS-19-138	120.8	124.0	3.3	2.5	90.98	108.2	6,931
includes	121.6	123.4	1.8	1.4	152.50	77.0	11,515
	127.6	128.0	0.6	0.5	1.90	36.0	178
	131.7	132.8	1.1	0.9	3.22	33.7	275
Weighted Average			2.1	1.7	9.82	382.5	1,119

Babi Sur HW Vein, Babicanora Area:

Hole #	From (m)	To (m)	Drilled Width (m)	Est. True Width (m)	Au gpt	Ag gpt	AgEq* gpt
BAS-19-73	218.2	218.7	0.5	0.4	4.37	265.0	593
BAS-19-79	202.4	204.4	1.9	1.5	3.02	59.2	285
BAS-19-92	250.00	251.5	1.5	1.2	0.83	162.0	224
BAS-19-96	184.4	185.0	0.5	0.4	1.07	161.0	241
BAS-19-98	100.8	102.4	1.6	1.3	2.82	5.0	217
BAS-19-101	78.8	81.0	2.1	1.7	2.11	39.0	197
BAS-19-107	179.9	181.7	1.8	1.5	2.18	172.7	337
BAS-19-114A	274.1	274.7	0.6	0.5	3.34	77.0	328
BAS-19-123	168.7	169.8	1.0	0.8	1.76	43.0	175
BAS-19-133	63.0	65.4	2.4	1.9	41.42	21.2	3,128
BAS-19-139	293.7	294.2	0.5	0.4	1.62	143.0	265
Weighted Average			1.33	1.06	8.79	82.1	742

Babi Sur Unnamed Veins, Babicanora Area:

Hole #	From (m)	To (m)	Drilled Width (m)	Est. True Width (m)	Au gpt	Ag gpt	AgEq* gpt
BAS-19-78	346.00	347.50	1.5	1.2	1.61	64.0	185
BAS-19-79	304.05	304.55	0.5	0.4	5.88	750.0	1,191
BAS-19-84	163.00	163.53	0.5	0.4	1.81	35.0	171
BAS-19-87	185.00	185.65	0.6	0.5	0.97	131.0	204
BAS-19-89	192.93	193.45	0.5	0.4	2.64	13.0	211
BAS-19-91	214.34	215.43	1.0	0.8	2.31	88.6	262
BAS-19-92	318.05	319.60	1.5	1.2	0.85	219.0	282
BAS-19-92	243.70	244.20	0.5	0.4	2.22	209.0	376
BAS-19-100	251.73	252.30	0.5	0.4	0.05	1,115.0	1,119
BAS-19-111	346.84	347.35	0.5	0.4	2.95	178.0	399
BAS-19-121	167.41	167.95	0.5	0.4	5.69	609.0	1,036
BAS-19-121	170.59	171.15	0.5	0.4	1.63	135.0	257
BAS-19-128	226.10	226.90	0.8	0.6	3.44	145.0	403
BAS-19-131	318.53	319.13	0.6	0.4	2.26	5.0	175
BAS-19-135	157.95	159.05	1.1	0.8	2.68	23.6	225

Note: all numbers are rounded. Based on a cutoff grade of 150 gpt AgEq with no minimum width.

* AgEq based on 75 (Ag):1 (Au) calculated using long-term silver and gold prices of US$17 per ounce silver and US$1,225 per ounce gold, with average metallurgical recoveries of 90% silver and 95% gold.

All assays were completed by ALS Chemex in Hermosillo, Mexico, and North Vancouver, BC, Canada.

For the Babi Sur veins, holes BAS19-65, 66, 74 to 77, 80, 82, 85, 97, 102, 106, 109, 110, 112, 115, 116, 118, 120, 122, 126, 129, 130, 132, 134, and 136 intersected veining but were below the Company's cutoff grade of 150 gpt AgEq.

The Babi Sur Vein and Babi Sur HW Vein are still open to depth and down plunge. Unnamed veins are under review for possible continuity and announcement of additional vein discoveries. Approximately 10 additional in-fill and expansion holes, for a minimum of 3,000 metres, are planned for the Babi Sur veins in Q1, 2020.

Of the 19 drills currently operating at Las Chispas; four are drilling on the Babi Sur Vein for resource conversion and expansion, three are working on the Babicanora and Babicanora FW veins finalizing in-fill holes for updated resources and reserve estimation, one is on the Babi Vista Vein for in-fill and expansion, seven are on the Babicanora Norte Vein for in-fill and expansion, and four are drilling the Giovanni Vein, Las Chispas Vein and Area 118 for in-fill and expansion. The Company is on schedule to deliver the updated drill hole database to Gmining Services Inc. in late February for updated resource estimation and reserve estimation in the ongoing Feasibility Study anticipated in late H1, 2020.

The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, and CEO for SilverCrest, who has reviewed and approved its contents.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. The Las Chispas Project consists of 28 mineral concessions, of which the Company has 100% ownership of where all the resources are located. SilverCrest is the first company to successfully drill-test the historic Las Chispas Project resulting in numerous discoveries that are being evaluated for economic viability and potential production in the future. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" (collectively, "forward-looking statements") within the meaning of Canadian and United States securities legislation. These include, without limitation, statements with respect to: the strategic plans, timing and expectations for the Company's exploration and drilling programs of the Las Chispas Property, including construction of the Area 51 decline, metallurgical test, mineralization estimates and grades for drill intercepts, permitting for various work, and optimizing and updating the Company's resource model and preparing a feasibility study; information with respect to high grade areas and size of veins projected from underground sampling results and drilling results; and the accessibility of future mining at the Las Chispas Property. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: the reliability of mineralization estimates, the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng Chief Executive Officer SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.

Contact: Jacy Zerb, Investor Relations Manager

Telephone: +1 (604) 694-1730

Fax: +1 (604) 357-1313

Toll Free: 1-866-691-1730 (Canada & USA)

Email: info@silvercrestmetals.com

Website: www.silvercrestmetals.com

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Vancouver, British Columbia V6C 3P1